Exhibit 99.1

The Hague, June 21, 2006

AEGON announces offering of USD 500 million of 6.875% Perpetual Capital Securities

AEGON N.V. announces the pricing of an offering of USD 500 million of 6.875% Perpetual Capital Securities in an SEC registered offering.

The Perpetual Capital Securities will carry a fixed coupon of 6.875% and are priced at USD 25. Application will be made to list the Perpetual Capital Securities on the New York Stock Exchange (NYSE). The offer is expected to close on June 28, 2006, and the Perpetual Capital Securities are expected to be admitted for trading on the NYSE within 30 days thereafter. The proceeds from the issue will be used for general corporate purposes. This issue will further strengthen AEGON’s capital base in a non-dilutive and cost effective manner.

The joint bookrunners for the offering of AEGON Perpetual Capital Securities are Citigroup and Merrill Lynch & Co. Senior co-managers are Morgan Stanley, UBS Investment Bank and Wachovia Securities. The offering is being made only pursuant to a prospectus supplement and an accompanying prospectus, copies of which may be obtained when available from Citigroup, Brooklyn Army Terminal, 140 58th St., Brooklyn, NY 11220, Att: Prospectus Department – 8th floor, telephone +1 877 858 5407 and Merrill Lynch & Co., 4 World Financial Center, New York, NY 10080, telephone +1 866 500 5408 (CUSIP N00927306).

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+31 (0)70 344 83 44	+1 410 576 45 26
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

DISCLAIMERS

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	Changes in the performance of financial markets, including emerging markets, including:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	The frequency and severity of insured loss events;

♦	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

♦	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	Acts of God, acts of terrorism, acts of war and pandemics;

♦	Changes in the policies of central banks and/or governments;

♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	Customer responsiveness to both new products and distribution channels;

♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

♦	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

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